Exhibit 99.3

Press Release - For Immediate Release

CNOOC Limited Announces Appointment of Executive Director and Change of President

(Hong Kong, March 20, 2020) - CNOOC Limited (the “Company”, SEHK: 00883, NYSE: CEO, TSX: CNU) today announced appointment of Executive Director and change of President. Mr. Hu Guangjie has been appointed as an Executive Director and the President of the Company. Mr. Xu Keqiang has resigned as the President of the Company, and he remains as an Executive Director and the Chief Executive Officer of the Company. The aforementioned changes take effect from March 20, 2020.

The Board would like to take this opportunity to offer Mr. Hu its sincere congratulations on his appointment as an Executive Director and the President of the Company, as well as express its sincere gratitude to Mr. Xu for his contribution and services as the President of the Company.

Mr. Hu Guangjie

Born in 1973, Mr. Hu is a professor-level senior engineer. He received a Bachelor of Science degree in Petroleum Engineering (Reservoir Engineering) from Chengdu University of Technology and a Master’s degree in Oil and Gas Field Development Engineering from China University of Petroleum (Huadong). He served in a number of positions in China Petrochemical Corporation (“Sinopec Group”), including Vice Manager of Northwest Oil Field Company, a subsidiary of China Petroleum & Chemical Corporation (“Sinopec Corp.”), Vice General Manager of Northwest Oil Field Company, Executive Vice Director General of Northwest Petroleum Bureau, Executive Vice General Manager of Northwest Oil Field Company, Director General of Northwest Petroleum Bureau, General Manager of Northwest Oil Field Company, General Manager of Northwest Petroleum Bureau Co., Ltd., Executive Vice Director of Oilfield Exploration & Production Department of Sinopec Corp., Director of Oilfield Exploration & Production Department, General Manager of Oilfield Exploration & Production Department. In March 2020, Mr. Hu was appointed as Vice President of CNOOC. Mr. Hu has been appointed as an Executive Director and the President of the Company with effect from March 20, 2020.

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Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

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This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including but not limited to those associated with fluctuations in crude oil and natural gas prices, macro-political and economic factors, changes in the tax and fiscal regimes of the host countries in which we operate, the highly competitive nature of the oil and natural gas industry, the exploration and development activities, mergers, acquisitions and divestments activities, environmental responsibility and compliance requirements, foreign operations and cyber system attacks.  For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the Annual Report on Form 20-F filed in April of the latest fiscal year.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.

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For further enquiries, please contact:

Ms. Jing Liu

Manager, Media & Public Relations

CNOOC Limited

Tel: +86-10-8452-3404

Fax: +86-10-8452-1441

E-mail: mr@cnooc.com.cn

Ms. Ada Leung

Hill+Knowlton Strategies Asia

Tel: +852-2894-6225

Fax: +852-2576-1990

E-mail: CNOOC@hkstrategies.com